Exhibit (a)(5)

F O R   I M M E D I A T E   R E L E A S E

October 30, 2014

For more information contact:

Scott Estes (419) 247-2800

Mike Crabtree (419) 247-2800

HEALTH CARE REIT, INC. ANNOUNCES

NOTIFICATION OF PUT OPTION

AND CONVERSION OPTION FOR

3.00% CONVERTIBLE SENIOR NOTES DUE 2029

Toledo, Ohio, October 30, 2014...Health Care REIT, Inc. (NYSE:HCN) today announced that it is notifying holders of the $215,965,000 outstanding principal amount of its 3.00% Convertible Senior Notes due 2029 (the “Notes”) that they have an option, pursuant to the terms of the Notes, to require the company to purchase, on December 1, 2014, all or a portion of such holders’ Notes (the “Put Option”) at a price in cash equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to, but not including, December 1, 2014 (the “Repurchase Price”). The Repurchase Price does not include the interest accrued up to December 1, 2014, which will be paid to the holders of the Notes of record as of November 15, 2014.

Noteholders’ opportunity to exercise the Put Option will commence on October 30, 2014, and will terminate at 12:00 midnight, New York City time, at the end of November 28, 2014. Holders may withdraw any previously delivered purchase notice pursuant to the terms of the Put Option at any time prior to 12:00 midnight, New York City time, at the end of November 28, 2014.

The company also announced today that it is notifying holders of the Notes that they are entitled to convert all or a portion of their Notes into cash and, if applicable, shares of the company’s common stock (the “Conversion Option”). Pursuant to the terms of the indenture governing the Notes, the Notes are convertible at any time from, and including, November 1, 2014 to, and including, December 1, 2014. Holders’ right to convert begins on November 1, 2014 and ends at the close of business on December 1, 2014.

To convert a certificated Note, a holder must (1) complete and sign a conversion notice, with appropriate signature guarantee, on the back of each Note, (2) surrender the Notes to The Bank of New York Mellon Trust Company, N.A., which is serving as the conversion agent, (3) furnish appropriate endorsements and transfer documents if required by the registrar or the conversion agent, (4) pay the amount of interest, if any, the holder must pay in accordance with the indenture, and (5) pay any tax or duty if required pursuant to the indenture. To convert interests in a global Note, the holder must comply with The Depository Trust Company’s (“DTC”) applicable conversion program procedures.

Upon conversion, the principal amount of the Notes will be paid in cash and the conversion value, if any, will be paid in shares of common stock based upon the volume-weighted average prices per share of the company’s common stock during the 20-trading day period following the satisfaction of the conversion procedures described above.

A holder may convert a portion of the Notes. The converted portion must be a principal amount of $1,000 or a multiple of $1,000.

The company has prepared a notice to holders (a copy of which is attached as an exhibit to the Schedule TO to be filed with the Securities and Exchange Commission) with respect to the Put Option and the Conversion Option specifying the applicable terms, conditions and procedures. The notice is available through DTC and The Bank of New York Mellon Trust Company, N.A., which is serving as paying agent and conversion agent. None of the company, its Board of Directors, or its employees has made or is making any representation or recommendation to any holder as to whether to exercise or refrain from exercising the Put Option or the Conversion Option.

The name and address of the paying agent and the conversion agent is as follows:

The Bank of New York Mellon Trust Company, N.A.

Corporate Trust—Reorganization Unit

111 Sanders Creek Parkway

East Syracuse, New York 13057

Attention: Adam DeCapio

Phone: (315) 414-3360

Fax: (732) 667-9408

This press release is not an offer to sell, nor a solicitation of an offer to buy securities, nor shall there be any sale of these securities in any state or jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Health Care REIT, Inc.

HCN, an S&P 500 company with headquarters in Toledo, Ohio, is a real estate investment trust that invests across the full spectrum of seniors housing and health care real estate. The company also provides an extensive array of property management and development services. As of June 30, 2014, the company’s broadly diversified portfolio consisted of 1,224 properties in 46 states, the United Kingdom, and Canada. More information is available on the company’s website at www.hcreit.com.

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